January 12, 2006


Room 4561

Ms. Angela Du
Chief Executive Officer
China Mobility Solutions, Inc.
#900-789 West Pender Street
Vancouver, B.C. Canada V6C 1H2

	Re:	China Mobility Solutions, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed November 14, 2005
File No. 333-128323

Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
Form 10-QSB for the quarter ended June 30, 2005
Form 10-QSB for the quarter ended September 30, 2005
File No. 0-26559

Dear Ms. Du:

      We have reviewed your response letter dated December 23,
2005
and have the following additional comments. Please respond to our comments regarding your Form 10-KSB and Forms 10-QSB within 10 business days of the date of this letter.

Form 10-KSB for the fiscal year ended December 31, 2004, as amended

Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-6

Note 3 - Acquisition of Quicknet, page F-11

1. Your responses to previous comments number 3 and 5 indicate, in part, that your disclosures in Notes 2 and 3 will be revised to indicate that Quicknet was a 51% owned subsidiary prior to your purchase of the additional 49% interest in September 2005. However, although various arrangements may have provided a basis for you to conclude that you controlled Quicknet, and that consolidation was therefore appropriate as of the date of the initial acquisition, it does not appear that you actually acquired or owned the 2%
interest.
As we understand the current status of Quicknet, you still have not
received Chinese government approval for the transfer of the 2% interest nor has there been a legal mechanism established for the transfer of the 2% interest. In view of this, it is unclear to us why you indicate that you owned a 51% interest in Quicknet beginning
June 30, 2004 and through the September 30, 2005. It is also not clear why you believe that you owned 100% of Quicknet for periods subsequent to the purchase of the additional 49% interest. Accordingly, further explain to us why you believe that you owned 51%
and 100%, respectively, of Quicknet as of the purchase dates for the initial and subsequent transactions. Alternatively, revise your accounting and disclosures to reflect ownership interests of 49% and
98%, respectively.

2. We note your response to prior comment number 4 from our letter dated December 12, 2005. Clarify for us whether the purchase price allocation at June 30, 2004 was based on a 49% ownership interest or a 51% ownership interest. Explain your basis for the percentage used.

3. We note you response to prior comment number 8 from our letter dated December 12, 2005. We will defer any possible additional comment until such time as you file an amended document containing the relevant disclosure.

Form 10-QSB for the quarter ended September 30, 2005

Financial Statements, page 4

Notes to the Consolidated Financial Statements, page 9

Note 5. Convertible Debentures, page 10

4. Your response to prior comment number 10 from our letter dated December 12, 2005 indicates, in part, that the convertible debenture is a conventional convertible instrument. Your response further indicates that there are no anti-dilution or other provisions in the agreement that can result in the conversion ratio not being fixed. However, the disclosure provided under Item 3.02 of your Form 8-K dated August 15, 2005 clearly indicates that the conversion rate may be adjusted upon the occurrence of certain events. Similarly, language appearing under section 8, Adjustments to Conversion Price, of the convertible debenture agreement, filed as Exhibit 4.1 to your
Form 8-K dated August 15, 2005, describes various circumstances under which the conversion rate is adjustable. Given the disclosure in your Form 8-K and the language of the debenture agreement, further explain your basis for concluding that the conversion rate is fixed and that the debentures are conventional convertible. Refer to EITF
05-02.

5. As part of your response to prior comment number 10 from our letter dated December 12, 2005, you indicate that the warrants included in each unit do not have any effect on the redemption or early settlement of the convertible debentures. Based on this, you appear to have concluded that DIG B-16 does not apply to you. However, DIG B-16 provides guidance in evaluating whether puts and calls on debt instruments represent embedded derivatives that would require separate accounting under SFAS 133. It is not clear to us how your response provides an analysis of the redemption/prepayment provisions of the convertible debentures for purposes of SFAS 133 and
DIG B-16. Accordingly, explain to us, in additional detail, how you have evaluated the redemption/prepayment provisions of the convertible debentures for purposes of SFAS 133 and DIG B-16.

6. Your response to prior comment number 12 from our letter dated December 12, 2005 indicate, in part, that you are only required to issue unregistered shares in connection with the warrants. Your response further indicates that there is no penalty payable in cash if you fail to register the shares. However, disclosure in your Form
8-K dated August 15, 2005 clearly indicates that you are subject to liquidated damages in the event the shares underlying the warrants are not registered by a certain date. Separately, the warrant agreement provided as an exhibit to your Form 8-K dated August 15, 2005 indicates that the warrants are subject to a registration rights agreement. In view of the disclosure in your 8-K and the terms of the warrant agreement, explain to us your basis for concluding that there is no cash penalty if you fail to register the shares.
Also,
explain to us, in reasonable detail, how you have considered the terms of the registration rights agreement in determining the appropriate accounting for, and reporting of, the warrants. As part of your response, explain how you have applied EITF 00-19. Additionally, provide a copy of the registration rights agreement.

7. In view of the preceding three comments regarding conversion rights embedded in your convertible debentures, the redemption/prepayment provisions of your convertible debt and the registrations rights associated with the warrants, reconsider prior comments number 10 through 12 from our letter dated December 12,
2005
and provide updated and revised responses to those comments.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Marc Thomas at (202) 551-3452 with questions regarding the financial statements or related matters. For all other questions, you may contact Sara Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3730.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director

cc:	Via Facsimile (212) 451-2999
	Mr. Elliot Lutzker, Esq.
	Robinson & Cole LLP
	Telephone: (212) 451-2900


Ms. Angela Du
China Mobility Solutions, Inc.
January 12, 2006
Page 4